Exhibit 99.1

CHINA HYDROELECTRIC CORPORATION
ANNOUNCES SHAREHOLDERS’ APPROVAL OF MERGER AGREEMENT

BEIJING, China, July 3, 2014 — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, announced today that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger, dated as of January 13, 2014  (the ‘‘Merger Agreement’’), among CPT Wyndham Holdings Ltd. (“Parent”), CPT Wyndham Sub Ltd. (“Merger Sub”) and the Company, pursuant to which Merger Sub will be merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”), and to authorize and approve any and all transactions contemplated by the Merger Agreement, including the Merger.

Approximately 81.8% of China Hydroelectric’s total outstanding ordinary shares entitled to vote at the extraordinary general meeting voted in person or by proxy at today’s extraordinary general meeting. Of those ordinary shares, approximately 99.9% were voted in favor of the proposal to authorize and approve the Merger Agreement and any and all transactions contemplated by the Merger Agreement, including the Merger.

The parties currently expect to complete the Merger within the month, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. Upon completion of the Merger, China Hydroelectric will become a privately held company and its American depositary shares, each representing three ordinary shares, will no longer be listed on the New York Stock Exchange.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner, developer and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. The Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 25 operating hydropower stations in China with total installed capacity of 517.8 MW, of which it acquired 21 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

Cautionary Statement concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the proposed Merger; management plans relating to the Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions, including any conditions related to regulatory approvals, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

China Hydroelectric Corporation

Scott Powell Investor Relations and Corporate Communications Phone (U.S.): +1 (646) 650-1351 Email: ir@china-hydro.com	James Hull Finance Manager Phone (China): +86-10-5963-6881 Email: james.hull@china-hydro.com